For Immediate Release

Linktone Announces Management Changes and Appointment to Board of Directors

SHANGHAI, CHINA – February 24, 2006 – Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced changes to its management team and Board of Directors.

Effective today, the Company’s Board of Directors has accepted Raymond Yang’s resignation as Chief Executive Officer and Executive Director of the Company.

Colin Sung, the Company’s Chief Financial Officer, will assume the position of acting Chief Executive Officer until a permanent successor is named. Him Tiem Foo, currently the Company’s Vice President of Finance, has been promoted to the position of Deputy Chief Financial Officer.

In addition, the Company’s Board of Directors has appointed Michael Guangxin Li as a director, effective immediately. Mr. Li previously served as the Company’s Chief Operating Officer from March 2003 until January 2006, during which time he successfully managed the Company’s sales, marketing and product development operations.

Linktone also announced that the Board of Directors has formed a transition management committee to assist the Company in overseeing material operational matters during this interim period. The members of the committee include Colin Sung and directors Michael Guangxin Li, Derek Sulger, Jun Wu and David Wang.

Mr. Li will serve as a Class II director whose term will expire at the annual general meeting of shareholders to be held in 2006.

Concurrently, the Board has also established an independent management search committee to evaluate potential candidates for executive management positions within the Company. Chaired by Board Chairperson Elaine La Roche, the search committee also includes directors Thomas Hubbs, David Wang, Jun Wu and Derek Sulger.

Commenting on these management and Board changes, Elaine La Roche, Chairperson of the Board, said, “The Board of Directors wishes Raymond success in his future business pursuits, and we thank him for his efforts on behalf of Linktone.”

Ms. La Roche added, “We are also delighted to welcome Michael to the Board as the Company undertakes this transition, and look forward to benefiting from his experience in the China wireless market.”

Colin Sung added, “During this important transition period for Linktone, we are focused on improving our performance and developing more efficient operations which will ultimately deliver stronger earnings to our shareholders. This effort includes effective cost reduction and management, streamlining the integration of recent acquisitions and leveraging our strong market position and knowledge to take advantage of emerging opportunities in the rapidly evolving wireless value-added services market in China.”

Mr. Sung continued, “I am grateful to the Board for their continued support and confidence in Linktone and its employees. We will endeavor to make the transition in management as seamless as possible for our employees, shareholders, customers and strategic partners.”

The Company will discuss the management transition further during its upcoming earnings call scheduled for Monday, February 27, 2006 at 9 a.m. Eastern Standard Time. Presenting on behalf of the Company will be Acting CEO Colin Sung, Deputy CFO Him Tiem Foo and directors Michael Li and Derek Sulger.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including for example tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to effectively control its operating expenses in future periods or effectively integrate acquisitions; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Johnny Shen Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com